

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 14, 2011

Mr. Avraham Dan, Managing Director
ICTS International, N.V.
Biesbosch 225
1181JC Amstelveen, The Netherlands

>   **Re: ICTS International, N.V.**
>   **Form 20-F for Fiscal Year Ended December 31, 2009**
>   **Filed June 30, 2010**
>   **File No. 000-28542**

Dear Mr. Dan:

We have reviewed your response to our prior comment letter dated December 30, 2010 and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Item 15. Controls and Procedures, page 66

Management's report on internal control over financial reporting

1. We note your response to comment one in our letter dated December 30, 2010 regarding the scope limitation in your management's report on internal control over financial reporting. In your response, you state that these excluded subsidiaries were excluded pursuant to a scoping exercise which resulted in the inclusion of those subsidiaries whose total assets and/or revenues exceeded five percent of the respective consolidated totals and excluded the remaining subsidiaries that fell below the five percent threshold because they were considered low risk from both a quantitative and qualitative perspective. So that we may better assess your response, please tell us if:

- the excluded subsidiaries are, in the aggregate, insignificant in relation to your consolidated assets, revenues, net income and to your consolidated financial statements taken as a whole. In doing so, please quantify the total assets, revenues, and net income of the excluded subsidiaries for each period presented;
- there are contingencies associated with any of the excluded subsidiaries that have the potential to make such excluded subsidiaries, either individually or in the aggregate, material in relation to your consolidated financial statements taken as a whole.

Please note that scope limitations in management's reports on internal control over financial reporting are not permitted in Commission filings except in limited situations generally involving the exclusion of subsidiaries acquired during the most recent fiscal year. As discussed in Section II.B.5 of SEC Release No. 33-8810, available on our website at http://sec.gov/rules/interp/2007/33-8810.pdf, the Commission's disclosure requirements state that management's annual report on ICFR must include a statement as to whether or not ICFR is effective and do not permit management to issue a report on ICFR with a scope limitation. If not assessing the controls of the excluded subsidiaries had no impact on your ability to conclude that your ICFR was effective at the consolidated level, please explain to us in sufficient detail how you reached that conclusion and amend your filing to eliminate the scope exception language.

You may contact Sondra Snyder, Staff Accountant at (202) 551-3332 or Andrew Blume, Staff Accountant at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Branch Chief